EXHIBIT 99.2

February 19, 2013

Timothy J. Hassett
CEO, Chairman, Board of Directors
HPEV, Inc.

Dear Mr. Hassett,

In exchange for the Board of Director’s action to re-price the options listed in the Incentive Compensation Plan for President in my employment agreement dated April, 2, 2012, as listed below, I am executing this letter to confer to you and only you, all voting rights for any shares of HPEV, Inc. (the “Company”) that I own personally, or through any entity controlled by me, and the shares underlying any options that I own in the Company for the purposes of voting on any shareholder issues.

The Incentive Compensation Plan for President for me, Mr. Banzhaf shall, be amended only that Mr. Banzhaf will be eligible to receive up to five options to purchase one million shares each at certain stock price milestones achieved while Mr. Banzhaf serves the Company as President and one year following a termination of Mr. Banzhaf without cause. The milestone stock prices shall be as follows: $2.00, $3.00, $4.00, $4.50 and $5.00 for 20 consecutive trading days each. These milestone stock prices have been changed from: $2.00, $3.00, $5.00, $7.50 and $10.00.

I do hereby confer all my voting rights to Timothy J. Hassett as of the date of this document.  Should Mr. Hassett leave the Company for any reason, the voting rights of said shares and/or options shall revert to me.

I reserve the right to liquidate and/or execute any shares or options that I own at any time that is legal or provided for in my employment agreement.  Further, should I intend to liquidate shares or execute options, I will provide you with at least 48 hours’ notice.

Sincerely,

Theodore Banzhaf
President
HPEV, Inc.